SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August 2002

METSO CORPORATION
(Translation of registrant's name into English)

Fabianinkatu 9 A
P.O.Box 1220
00101 Helsinki, Finland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ....X.... Form 40-F ....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .... No ....X....

metso

METSO TO REFOCUS ITS AUTOMATION BUSINESS STRATEGY

(Helsinki, Finland, August 28, 2002) – Metso Corporation (NYSE: MX; HEX: MEO) will refocuse its automation business strategy. The emphasis will now be on the development of solutions for the entire life cycle of the customers' industrial processes in accordance with the Metso Future Care business concept. The automation business will concentrate on those areas of process industry where a global market leadership can be achieved, and where competitive advantage can be built on the strong market position of Metso's other business areas, thus better utilizing the internal synergy potential.

Metso Automation is a leading global supplier of automation and control systems for pulp and paper industry. Together with Metso Paper it offers the industry comprehensive production and service solutions. Likewise, the integration of automation know-how in Metso Minerals products enables the development of new generation automation systems in rock and mineral processing solutions which will strengthen Metso Minerals' market position.

In addition, the strategic development targets profitability improvement within Metso's automation business and the improved exploitation of the internal synergies of the Corporation in order to reach a competitive cost structure.

Metso Automation's renewed organization

Metso Automation will concentrate on industry specific process automation solutions that support Metso's core businesses; pulp and paper industry and rock and minerals processing. The other area of focus for Metso Automation will be field systems business with solutions for various industry sectors. **Matti Kähkönen** will continue as the President of Metso Automation.

A new business line, Process Automation Systems, will develop and maintain process automation expertise within Metso's core business areas. The business line will be responsible for the development of automation systems business, product portfolio, marketing, sales and delivery to all customer industries. The business line will also supply solutions for eco-efficient power industry. **Jorma Karppinen** has been appointed President of the Process Automation Systems business line.

Another business line, Field Systems, will comprise of field systems for various industries as well as for smart, embedded measurement and control solutions, sensors and analyzers for special applications. Field Systems business line will be responsible for the development of the business, product portfolio, marketing, sales and supply chain management. **Dirk Mischnick** will continue as the President of the Field Systems business line.

To further enhance the efficiency of customer service, Metso Automation's all business operations in North America will be concentrated into one business unit. **John Quinlivan** has been appointed President of the North American business unit.

In addition, Metso Automation's marketing activities will be organized into a Marketing & Future Care unit, which supports and serves the business lines and local sales units. The unit will be responsible for key account management and the development of the Metso Future

Care business concept within Metso Automation and joint marketing and marketing communications. **Antti Kuisma** has been appointed Senior Vice President, Marketing and Future Care.

Metso Automation's technology development will be organized into a Technology Development unit, which will be responsible for the joint technology and product development activities and the coordination of the research and technology development with Metso's other business areas. **Antti Kaunonen** has been appointed Senior Vice President, Technology Development. He will also be responsible for Metso Automation's business development function.

To reduce overlapping functions and to increase the effectiveness of administration, Metso Automation will introduce a Shared Services function. Shared services will consist of Finance, Administration and IT, Human Resources and Legal Affairs.

Eeva-Liisa Partanen, Senior Vice President, Finance and Administration, **Pirjo Nordman**, Senior Vice President, Human Resources, and **Paula Koppatz**, Senior Vice President, Legal Affairs, will continue in their current positions.

Metso Corporation is a global supplier of process industry machinery and systems, as well as know-how and aftermarket and services. The corporation's core businesses are fiber and paper technology (Metso Paper), rock and mineral processing (Metso Minerals) and automation and control technology (Metso Automation). In 2001, the net sales of Metso Corporation were EUR 4.3 billion and the personnel totaled approximately 30,000. Metso Corporation is listed on the Helsinki and New York Stock Exchanges.

For additional information, please contact:

Matti Kähkönen, President, Metso Automation, tel. +358 204 83 5850 or +358 400 475 989, e-mail: matti.kahkonen@metso.com

or

Helena Aatinen, Senior Vice President, Corporate Communications, Metso Corporation, tel. +358 20 484 3004
USA: Mike Phillips, Senior Vice President, Finance and Administration, Metso USA, Inc., tel. +1 617 369 7850.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 28, 2002

METSO CORPORATION

By: ______________________
Pekka Hölttä
Senior Vice President and
Corporate Treasurer

By: ______________________
Harri Luoto
Senior Vice President and
General Counsel